First Midwest	First Midwest Bancorp, Inc. One Pierce Place, Suite 1500 P.O. Box 4169 Itasca, Illinois 60143 Phone: (630) 875-7450

August 9, 2010

VIA EDGAR

Mr. Mark Webb
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           First Midwest Bancorp, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
Your File Number:  000-10967

Dear Mr. Webb:

On behalf of the Company, set forth below is the response to the comments raised in the letter of the Staff dated July 7, 2010 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Company’s Form 10-Q for the quarter ended March 31, 2010. For your convenience, the Staff’s comments are repeated in bold italics below, each followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business

1.
We note the disclosure on page 6 that you do not engage in non-commercial banking activities including loan securitizations. In addition, we note your disclosure on page 103 that during 2009 you securitized $25.7 million of real estate 1-4 family loans. Please reconcile these two statements for us and revise disclosure in future filings accordingly.

The Company acknowledges the apparent inconsistency in its disclosures in our report on Form 10-K for the annual period ended December 31, 2009 (“2009 Form 10-K”). Please be aware that the language on page 6 was intended to convey the fact that the Company generally is not in the business of routinely originating loans for sale in the secondary market. Although the Company did securitize $25.7 million of real estate 1-4 family loans in 2009, this securitization was an asset management strategy and, at the time of the transaction, the Company’s intent was to retain such securities.

Mr. Mark Webb
August 9, 2010

However, to clarify the Company’s practices for investors, the Company will prospectively revise the language in Item 1. Business of our report on Form 10-K for the annual period ended December 31, 2010 (“Form 10-K”) as follows:

“The Company does not engage in any sub-prime lending, nor does it engage in non-commercial banking activities such as investment banking services.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio and Credit Quality
Non-Performing Assets and Potential Problem Loans, page 57

2.
We note disclosure on page 61 that your troubled debt restructurings (TDRs) have increased from $7.34 million as of December 31, 2008 to $40.57 million as of December 31, 2009. Further, we note per review of your Form 10-Q for the period ended March 31, 2010, that TDRs still accruing interest totaled $5.17 million. Please tell us as of March 31, 2010 and revise your future filings to disclose the following:

•	Your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status;

•	The amount of TDRs that are considered impaired, the amount charged-off during the period, and any valuation allowance at period end related to the TDRs;

•
To the extent you have several different types of programs offered to your customers (e.g., reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;

•	Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and

•
Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

We acknowledge the Staff’s comments and have included the additional disclosures set forth on SCHEDULE 2 regarding troubled debt restructurings in the Loan Portfolio and Credit Quality, Nonperforming Assets section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our report on Form 10-Q for the quarterly period ended June 30, 2010 (“Form 10-Q”).

Mr. Mark Webb
August 9, 2010

In addition to the narrative disclosures on SCHEDULE 2 in the Form 10-Q, we included the information requested by the Staff in the second bullet in Table 12 of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Finally, with respect to bullet #4, our success with the different types of concessions offered to borrowers, we note that determining “success” is somewhat subjective and may be best determined utilizing industry standards. To that end, we note that for a restructured loan to begin accruing interest, the borrower must demonstrate both some level of performance under the original contractual terms and the capacity to perform under the modified terms over time. Additionally, industry regulations require such loans to be separately reported as restructured until after the calendar year in which the restructuring occurred if the loan was restructured at market rates and terms. Consequently, determining “success” would most likely require performance history for a full year. Although the Company is maintaining statistics on the performance of restructured loans, twelve months of data is not yet available for a substantial portion of the Company’s TDRs.

3.
In addition, we note that $30.55 million of total restructured loans are still accruing interest at December 31, 2009 and $5.17 million at March 31, 2010. Please revise future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Consumer loans) and address the following:

•	Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.

•
For TDR’s that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

•
Tell us and disclose if you revised any of your TDRs accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.

We acknowledge the Staff’s comments and refer the Staff to the response provided in Question #2 to address bullet points #1 and #2 of this comment.

In response to bullet point #3, the CRE Loan Workout Policy does not change regulatory guidance or accounting requirements under U.S. generally accepted accounting principles (“U.S. GAAP”). However, it does provide guidance on regulators’ expectations when evaluating a bank’s efforts to

Mr. Mark Webb
August 9, 2010

renew or restructure loans. Upon issuance of the CRE Loan Workout Policy, management reviewed this guidance and found our accounting policies to be largely consistent. While we have taken steps to enhance our accounting policies and processes related to impaired loans in light of the credit crisis and weakness in the commercial real estate market, the issuance of the CRE Loan Workout Policy did not require us to change our accounting policies for TDRs.

4.
We note your policy disclosure on page 61 regarding your potential problem loans. In accordance with Item III.C.2 of Industry Guide 3 please disclose in future interim and annual filings the nature and extent of potential problem loans.

Item III.C.2 of Industry Guide 3 requires the following disclosure related to Potential Problem Loans:

As of the end of the most recent reported period, describe the nature and extent of any loans which are not disclosed pursuant to Item III.C.1 above, but where known information about possible credit problems of borrowers (which are not related to transfer risk inherent in cross-border lending activities) causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans pursuant to Item III.C.1.

We acknowledge the Staff’s comment and will prospectively include the following additional disclosures in the Loan Portfolio and Credit Quality section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K.

“Potential problem loans totaled $XX million as of December 31, 2010 and represent loans  to borrowers that have experienced a decline in financial position and paying capacity and that may not be adequately secured by collateral, if any. These loans are performing in accordance with contractual terms, but management has concerns about the potential ability of the obligor to continue to comply with repayment terms because of the obligor’s potential operating or financial difficulties. Management monitors these loans closely and reviews their performance on a regular basis.”

Reserve for Loan Losses, page 63

5.
We note in your disclosure on page 63 that for the component of the reserve loan losses based on historical loan loss experience, during the current fiscal year you changed your historic loss factor evaluation period from a 3-year weighted to the most recent 2-year period, giving more weight to losses in the current year. Please tell us and include in future filings the following:

•	The financial statement impact of this change on your allowance and provision for loan losses in addition to the period this change occurred; and

Mr. Mark Webb
August 9, 2010

•
How you modified the weighting component of your historic loss factor.  For example, in your previous methodology did you apply weight to losses in each year evenly or more weight to current year losses.

We acknowledge the Staff’s comment regarding the change in our methodology for determining the reserve for loan losses. The objective of the change from a 3-year weighted average loss rate to a 2-year weighted average loss rate was to more accurately reflect the current loss rate inherent in the portfolio. Mechanically, both weighted average loss rates give more weight to the most recent year of loss history. The impact on the reserve for loan losses was to increase the balance by approximately $20 million at December 31, 2009. The Company determined this adjustment was appropriate in light of the economic decline that occurred in 2008 and 2009 and the resulting impact on the real estate market. Therefore, the use of loss statistics from 2007 in the 3-year weighted average loss rate no longer fully represented the risk of loss inherent in the portfolio.

In future filings, as the situation warrants, we will include more robust disclosure regarding changes in methodologies for significant management judgments and estimates, including the financial statement impact of the change and how the prior methodology was modified.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 3. Acquisition, page 97

6.
We note the disclosure on page 97 that you accounted for all the loans acquired in the First DuPage acquisition under ASC Topic 310-30. Please tell us how you determined all of these loans had evidence of credit deterioration since origination for which it is probable that you will not collect all remaining contractually required payments and address the following regarding that accounting treatment:

•
Tell us and revise your disclosures to more clearly identify the loans for which you applied this accounting model and to more clearly explain how you determined that the model was only applied to loans for which there is a discount that is attributable at least in part to credit quality. Refer to Interagency Supervisory Guidance on Bargain Purchases and FDIC-and NCUA-Assisted Acquisitions released on June 7, 2010.

•
Tell us in detail and revise your future filings to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to this accounting model. Provide us with the parameters for each of the pools created for loans acquired in this transaction and any other loans where you analogized to this accounting model.

Mr. Mark Webb
August 9, 2010

We acknowledge the Staff’s comment and have included the following additional disclosures set forth on SCHEDULE 6 in Note 6, Covered Assets, of Item 1. Financial Statements in the Form 10-Q.

Further, in conducting due diligence on any potential FDIC-assisted transaction, we follow the Company’s standard underwriting practices, which include reviewing each prospective credit to determine the appropriateness of the credit terms and, if applicable, the adequacy of guarantees, security, or other collateral. When conducting our due diligence on the First DuPage loans (which was significantly limited by the FDIC’s receivership process), we noted the portfolio had a significant concentration in risky acquisition, development, and construction (“ADC”) loans consisting of large lending relationships with a few borrowers. We further noted substantial risk in the credit terms and underwriting practices represented in the overall portfolio, weak credit administration and related credit monitoring practices, and declining portfolio performance in the form of high delinquencies and loss rates across the portfolio.

These factors and the overall results of our diligence review suggested that: (1) the First DuPage loans experienced significant stress during the economic downturn and there was sufficient evidence to determine that it was extremely likely that nearly all of these loans had experienced some sort of credit deterioration since origination; and (2) it was probable that we would not collect all of the remaining contractually required payments on the loans in the portfolio. As we performed our post-acquisition integration process, we generally did not discover information that contradicted this initial conclusion.

Furthermore, our conclusion was reinforced by the Material Loss Report for First DuPage Bank issued by the Federal Deposit Insurance Corporation’s (“FDIC”) Office of Inspector General (“OIG”), which is available on the FDIC website at http://www.fdicig.gov/reports10/10-032.pdf. In its report, the OIG concludes that First DuPage failed primarily due to the poor management of and the extreme risk in its loan portfolio, and the fact that “the quality of the loan portfolio had become critically deficient” in the wake of weakness in its lending markets during the economic decline. Specifically, the OIG found:

“First DuPage failed primarily because its Board and management did not effectively manage the risks associated with the institution’s heavy concentration in CRE loans, particularly ADC loans related to condominium projects. Notably, much of the institution’s ADC lending was concentrated in large borrowing relationships that consisted of a limited number of real estate developers and their related interests. First DuPage also implemented lax loan underwriting practices with respect to its ADC loans. Specifically, the institution required little borrower equity and guarantor support when originating many of its large ADC loans and did not perform sufficient global cash flow analyses for some of its large borrowing relationships. Although not a primary cause of failure, weak credit administration and related monitoring practices added to the risk in the loan portfolio. First DuPage’s concentration in ADC loans, together with lax underwriting practices, made the institution vulnerable to a sustained downturn in the real estate market.”

Mr. Mark Webb
August 9, 2010

In addition, we note that our accounting policy for acquired loans with evidence of credit deterioration since origination is in accordance with an accounting policy based on expected cash flows (FASB ASC 310-30), as disclosed in Note 6, Covered Assets, and included in SCHEDULE 6, due to the factors discussed above. We refer the Staff to the letter dated December 18, 2009 from the AICPA Depository Institutions Expert Panel to the SEC Office of the Chief Accountant (Enclosure 1). This letter confirms that the SEC Staff does not object to an accounting policy based on expected cash flows.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

7.
In future filings please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

The Company’s future filings will be revised to include the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5.

Risk Review, page 51

8.
We note your disclosure as it relates to the required disclosure for companies that are TARP recipients. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company determined it was not required to include disclosure in response to Item 402(s) of Regulation S-K due to its finding that the Company’s compensation policies and practices are not reasonably likely to have a material adverse affect on the Company. This determination was made by the Company’s Compensation Committee (and management concurs with this opinion) during the bi-annual risk assessment required by TARP rules, as described in the following paragraphs, which are included in the Company’s 2010 proxy statement.

As participants in the TARP Capital Purchase Program established under the Troubled Asset Relief Program of the Emergency Stabilization Act of 2008, as subsequently amended by the American Recovery and Reinvestment Act of 2009, the Compensation Committee of the Company’s Board of Directors must conduct a risk assessment twice a year under which it must evaluate and review the following with the Company’s senior risk officers:

•	The compensation plans for senior executive officers or “SEOs” to ensure that the plans do not encourage SEOs to take unnecessary and excessive risks that may threaten the value of the company.

Mr. Mark Webb
August 9, 2010

•
All employee compensation plans “in light of the risks posed to the company by such plans and how to limit such risks”, and to ensure they do not encourage the manipulation of reported earnings to enhance the compensation of any of the company’s employees.

On February 27, 2009, August 18, 2009 and February 16, 2010, the Company’s Compensation Committee conducted such reviews of each of the Company’s compensation programs each of which is discussed in the section of the Company’s 2010 proxy statement filed with the SEC on April 7, 2010 entitled Compensation Discussion and Analysis. As a result of these reviews, the Compensation Committee determined that the Company’s compensation programs and practices employ adequate features that adequately balance appropriate risk taking with risk mitigation strategies. Below are some of the compensation program features which are used to achieve this balance:

•	Compensation practices are intended to provide market-responsive, total direct compensation opportunities that include equity-based incentives that align employee interests with stockholders.

•	Median compensation is targeted at the median percentile paid by competitors for positions of similar responsibility. We believe this strategy is neither overly aggressive nor modest.

•	The weighting of base salary vs. incentive and performance based compensation is balanced so that base salaries are sufficient to support the employee’s reasonable day-to-day needs.

•	The total award cycle for equity compensation is intended to subject employee compensation to long-term market exposure and the Company’s long-term performance.

•
The full range of risks associated with employee activities, as well as the time horizon over which those risks may be realized, are considered in an effort to insure that no individual employee activity could manipulate the various elements of employee compensation, or that could place the organization at risk.

•
With respect to performance based compensation we use multiple performance factors that encourage executives to focus on the overall health of the business rather than a single financial measure and we cap awards at appropriate levels.

•	The Company has substantial stock ownership requirements for senior executives.

As a result, the Compensation Committee concluded that:

(1)	the Company’s compensation plans for senior executive officers (“SEOs”) do not encourage SEOs to take unnecessary and excessive risks that may threaten the value of the Company;

(2)	the risks associated with all employee compensation plans are appropriately identified and managed by the Company;

Mr. Mark Webb
August 9, 2010

(3)
all employee compensation plans neither encourage the manipulation of reported earnings to enhance the compensation nor encourage senior executives to take unnecessary and excessive risks that could threaten the value of the Company; and

(4)	such policies do not create risks that are reasonably likely to have a material adverse effect on the Company as a whole.

Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 10-Q/A for the Period
Ended March 31, 2010
Exhibits 31.1 and 31.2

9.
We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K and Form 10-Q/A contain modifications of the exact form of the certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications add the word “annual” and “quarterly” in the first two paragraphs, respectively. In future filings please ensure that the certifications are in the exact form as set fort in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

We acknowledge the Staff’s comment, and the Company’s future filings will be revised to ensure that the certifications included as Exhibits 31.1 and 31.2 contain no modifications of the exact form of the certification as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2010

10.	Please revise your future filings to include page numbers in the filed periodic reports.

We acknowledge the Staff’s comment, and the Company’s future filings will be revised to include page numbers.

Part 1. Financial Information (Unaudited)
Financial Statements
Consolidated Statements of Financial Condition

11.
We note you present the loans and other real estate owned covered by the shared-loss agreement for the First DuPage acquisition in a separate line item called “covered assets”. Please revise future filings to include these loans, other real estate owned, and the FDIC receivable within their respective balance sheet classifications. For example, you may present a separate line item on the face of your balance sheet within your total loans titled “Loans – covered assets,” but this balance should be before the “Allowance for loan losses” and “Net loans” subtotal

Mr. Mark Webb
August 9, 2010

We acknowledge the Staff’s comment and have revised our Consolidated Statements of Financial Condition in Item 1. Financial Statements of the Form 10-Q. Specifically, Covered loans are included before the Reserve for loan losses and Net loans subtotal. The FDIC indemnification asset has been included in the Covered loans line item. Covered other real estate owned is shown as a separate line item following Other real estate owned.

We have included the asset section of the June 30, 2010 Consolidated Statements of Financial Condition as reflected in the Form 10-Q on SCHEDULE 11.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 3. Securities

12.
We note your disclosure that the market value and amortized cost of your trust-preferred collateralized debt obligations portfolio is $12.18 million and $51.60 million at March 31, 2010. Considering the impairment charges taken on this portfolio in 2008, 2009, and in the quarter ended March 31, 2010, the significant judgment required to determine if a security is other than temporarily impaired, and the focus that users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 (previously paragraphs 38 and 42 of FSP FAS 115-2 and FAS 124-2) and Item 303 of Regulation S-K. Therefore, for each trust preferred security with at least one rating below investment grade, please provide us and revise future annual and interim filings to provide a tabular disclosure including the following information as of the most recent period end:

•	Single-issuer or pooled,
•	Class,
•	Book value,
•	Fair value,
•	Unrealized gain/loss,
•	Lowest credit rating assigned to the security,
•	Number of banks currently performing,
•	Actual deferrals and defaults as a percentage of the original collateral,
•	Expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and
•	Excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and

Mr. Mark Webb
August 9, 2010

meaningful. Last, identify specifically which of the trust-preferred securities you took a credit-related impairment on for all periods presented, as applicable.

As of June 30, 2010, the Company’s investments in trust-preferred collateralized debt obligations (“CDOs”) were $50.5 million, or 4.6% of total securities available-for-sale and 0.65% of total assets on an amortized cost basis, and 1.2% of total securities available-for-sale and 0.18% of total assets on a fair value basis. We acknowledge the Staff’s comments and have included the additional disclosures set forth on SCHEDULE 12 in Note 3, Securities, in Item 1. Financial Statements of the Form 10-Q, except as discussed in the following paragraph.

In regard to the information requested to be disclosed in bullet #9, expected deferrals and defaults as a percentage of the remaining performing collateral, we have elected not to provide this information since the Company believes this information is not material and misleading to investors. Although we attempt to estimate the expected deferrals and defaults as a percentage of the remaining performing collateral, in doing so we use historical data as well as best estimates and assumptions which are based on subjective data that may or may not be generally available or observable. As a result, we consider our determination of the expected defaults and deferrals to be confidential information.

It is important to note that such estimates and assumptions are highly judgmental and involve inherent uncertainties. Our assumptions easily may prove to be incorrect, and actual results could be materially different from our expectations. The likelihood of inaccuracies are understood by management and taken into account in the subjective application of its judgment. However, such nuances may not be understood by investors and they could easily be misled by disclosure of such information. Furthermore, since the fair value estimate of the CDOs is highly judgmental, investors could easily call into question the values that the Company uses to record these instruments. Accordingly, we believe that the disclosure of this information could potentially expose the Company to unnecessary litigation on a matter of business judgment, in addition to misleading investors.

Note 6. Covered Assets

13.
We note your disclosure regarding your shared-loss agreements with the FDIC related to the acquisition of certain assets and assumption of certain liabilities of First DuPage. Please revise future filings to include the following in your disclosure regarding both the First DuPage and Peotone Bank acquisitions:

•	How you determined the fair value of the “FDIC loss share receivable” amount, including citing the authoritative literature you used to support your accounting treatment.

Mr. Mark Webb
August 9, 2010

•	The assumptions considered in arriving at the originally recorded amounts, as well as assumptions considered in your subsequent accounting.

•	If you considered the agreement in determination of your allowance.

We acknowledge the Staff’s comments and have included the following additional disclosures set forth on SCHEDULE 13 in Note 6, Covered Assets, of Item 1. Financial Statements in the Form 10-Q.

14.
In addition, we note your disclosure that you acquired substantially all the assets of the $260 million former First DuPage Bank. Please revise future filings to include the applicable business combination disclosures required by ASC 805-10-50, 805-20-50, and 805-30-50 for the First DuPage Bank and future acquisitions. For example, include a tabular disclosure with the amounts recognized for each major class of assets acquired and liabilities assumed and the fair value adjustments made to these major classes.

The disclosures required in ASC 805-10-50, 805-20-50, and 805-30-50 pertain to individually material business combinations and to business combinations that are not individually immaterial, but material in the aggregate. See SCHEDULE 14 for a detailed analysis relative to the materiality of the First DuPage transaction.

Note 7. Material Transactions Affecting Stockholders’ Equity

15.
We note your disclosure that your primary banking subsidiary sold $168.1 million of non-performing assets to the Company during March 2010. Please tell us and revise future filings to disclose the following:

•	A discussion of how and why this transaction was consummated.

•	How you accounted for this transaction and what impact this transaction had on the presentation of these assets in your consolidated financial statements.

•	What impact this transaction had on the Bank’s capital ratios.

We acknowledge the Staff’s comment and have included the following additional disclosures in Note 7, Material Transactions Affecting Stockholders’ Equity, of Item 1. Financial Statements of the Form 10-Q:

“In January 2010, the Company made a $100.0 million capital injection to the Bank. In addition, the Bank sold $168.1 million of non-performing assets to the Company in March 2010. On the date of the sale, the assets were recorded on the Company’s general ledger at fair value. Given the majority

Mr. Mark Webb
August 9, 2010

of the assets were collateral dependent loans, fair value was determined based on the lower of current appraisals, sales listing prices or sales contract values, less estimated selling costs. No reserve for loan losses was recorded at the Company on the date of the purchase of these assets. As of June 30, 2010, the Company had $135.9 million in non-performing assets. Since the banking subsidiary’s financial position and results of operations are consolidated with the Company, this transaction did not change the presentation of these non-performing assets in the consolidated financial statements and did not impact the consolidated Company’s financial position, results of operations, or regulatory ratios. However, these two transactions improved the Bank’s asset quality, capital ratios, and liquidity.”

The following table illustrates the impact of the sale of non-performing assets on the Bank’s capital ratios as of March 31, 2010.

	Before Sale	After Sale
Regulatory capital ratios:
Total capital to risk-weighted assets	11.26%	13.71%
Tier 1 capital to risk-weighted assets	10.00%	12.45%
Tier 1 leverage to average assets	8.18%	10.46%

Tangible equity ratios:
Tangible common equity to tangible assets	8.37%	10.58%
Tangible common equity, excluding other comprehensive loss, to tangible assets	8.65%	10.80%
Tangible common equity to risk-weighted assets	9.68%	12.14%

As shown in the table above, the Bank’s capital ratios were improved by the transaction. It should be noted that the Bank’s capital ratios met the threshold to be considered well-capitalized prior to the transaction.

Note 14. Fair Value

16.
We note your disclosure that for your collateral-dependent impaired loans and other real estate owned the fair value is based on a recent property valuation that can include current appraisal, market-quoted value, broker price opinions, and internal estimates.  Please tell us and revise your future filings to disclose the following:

•	How you determine which of the valuation methods to use in your measurement of impairment for collateral-dependent loans and other real estate owned.
•
How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired).  If this policy varies by loan type please disclose that as well.

Mr. Mark Webb
August 9, 2010

•	Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.
•	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

We acknowledge the Staff’s comment and have included the following additional disclosures in Note 14, Fair Value, of Item 1 Financial Statements of the Form 10-Q:

“Collateral-Dependent Impaired Loans - The carrying value of impaired loans is disclosed in Note 5, “Reserve for Credit Losses and Impaired Loans.” The Company does not record loans at fair value on a recurring basis. However, from time to time, fair value adjustments are recorded in the form of specific reserves or charge-offs on these loans to reflect (1) partial write-downs that are based on the current appraised value of the underlying collateral or (2) the full charge-off of the loan’s carrying value. The fair value adjustments are primarily determined by current appraised values. For collateral-dependent impaired loans, new appraisals are required every six months for residential land and construction and commercial land and construction loans, and annually for all other commercial real estate loans.  In limited circumstances, such as cases of outdated appraisals, the appraised values may be reduced by a certain percentage depending on the specific facts and circumstances or an internal valuation may be used when the underlying collateral is located in areas where comparable sales data is limited, outdated, or unavailable. Accordingly, collateral-dependent impaired loans are classified in level 3 of the fair value hierarchy.

Other Real Estate Owned – OREO includes properties acquired in partial or total satisfaction of certain loans. Upon initial transfer into OREO, a current appraisal is required (less than six months old for residential and commercial land and less than one year old for all other commercial property). Properties are recorded at the lower of the recorded investment in the loans for which the properties previously served as collateral or the fair value, which represents the current appraised value of the properties less estimated selling costs. Fair value assumes an orderly disposition except where a specific disposition strategy is expected, which would require the use of other appraised values such as forced liquidation or as-completed/stabilized values. In certain circumstances, the current appraised value may not represent an accurate measure of the property’s current fair value due to imprecision, subjectivity, outdated market information, or other factors. In these cases, the fair value is determined based on the lower of the (1) current appraised value, (2) internal valuations based on market information, (3) current listing price, or (4) signed sales contract. Any appraisal that is greater than twelve months old is adjusted to account for declines in the real estate market. Given these valuation methods, OREO is classified in level 3. Any write-downs in the carrying value of a property at the time of initial transfer into OREO are charged against the reserve for loan losses. Subsequent to the initial transfer, quarterly impairment analyses of OREO are performed and new appraisals are obtained annually unless circumstances warrant an earlier appraisal. Quarterly impairment analyses take into consideration current real estate market trends and adjustments to listing prices. Any write-downs of the properties subsequent to initial transfer, as well as gains or losses on disposition and income or expense from the operations of OREO, are recognized in operating results in the period in which they occur.”

Mr. Mark Webb
August 9, 2010

17.
We note your disclosure that your other real estate owned is carried at the lower of the recorded investment or fair value less estimated selling costs. In addition, you disclose that you periodically review the carrying value of your other real estate owned and fair value is based on third party appraisals and internal estimates. Given the continued increase in other real estate owned and the identified risk that you may seek alternative sale strategies other than orderly disposition for these assets, please revise your disclosure in future filings to confirm that you perform procedures at each balance sheet date to estimate the fair value of other real estate owned in order to assess the carrying amount of such properties for impairment in accordance with your stated accounting policy. Please also clarify whether these valuations are determined by means of obtaining updated appraisals or by other internal valuation methodologies.

We acknowledge the Staff’s comment and have included the following additional disclosures as presented in Question 16 in Note 14, Fair Value, of Item 1. Financial Statements of the Form 10-Q:

“Other Real Estate Owned – OREO includes properties acquired in partial or total satisfaction of certain loans. Upon initial transfer into OREO, a current appraisal is required (less than six months old for residential and commercial land and less than one year old for all other commercial property). Properties are recorded at the lower of the recorded investment in the loans for which the properties previously served as collateral or the fair value, which represents the current appraised value of the properties less estimated selling costs. Fair value assumes an orderly disposition except where a specific disposition strategy is expected, which would require the use of other appraised values such as forced liquidation or as-completed/stabilized values. In certain circumstances, the current appraised value may not represent an accurate measure of the property’s current fair value due to imprecision, subjectivity, outdated market information, or other factors. In these cases, the fair value is determined based on the lower of the (1) current appraised value, (2) internal valuations based on market information, (3) current listing price, or (4) signed sales contract. Any appraisal that is greater than twelve months old is adjusted to account for declines in the real estate market. Given these valuation methods, OREO is classified in level 3. Any write-downs in the carrying value of a property at the time of initial transfer into OREO are charged against the reserve for loan losses. Subsequent to the initial transfer, quarterly impairment analyses of OREO are performed and new appraisals are obtained annually unless circumstances warrant an earlier appraisal. Quarterly impairment analyses take into consideration current real estate market trends and adjustments to listing prices. Any write-downs of the properties subsequent to initial transfer, as well as gains or losses on disposition and income or expense from the operations of OREO, are recognized in operating results in the period in which they occur.”

Mr. Mark Webb
August 9, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio and Credit Quality

18.	Please revise your Item III of Industry Guide 3 disclosures in future filings to include covered and non-covered loans and other real estate owned.

We acknowledge the Staff’s comment and have included the additional disclosures set forth on SCHEDULE 18 that are inclusive of covered loans and covered other real estate owned in the Loan Portfolio and Credit Quality section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q.

Reserve for Loan Losses

19.
Please revise your allowance for loan losses roll forward in future filings to clearly show the effect the loss sharing agreements have on your provision for loan losses. For example, include a separate line item quantifying the provision before expected reimbursements from the FDIC.

We acknowledge the Staff’s comment and have included the following additional disclosures set forth on SCHEDULE 19 in Table 16 of the Loan Portfolio and Credit Quality section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q.

20.
We note your disclosure that the loans and other real estate owned covered under a loss-sharing agreement are not reflected in any of the amounts or asset quality measures including ratios provided in your tabular disclosure. Please revise your future filings to present this information gross, including the FDIC covered assets, with transparent quantification of the amount of covered assets included as well as quantification of the impact the covered assets have on the data. For example, present as a separate line “covered – other real estate owned.”

We acknowledge the Staff’s comment and have included the disclosures that are inclusive of covered loans and covered other real estate owned in the Loan Portfolio and Credit Quality section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q. Please refer to SCHEDULE 18 for the disclosure language and related tables.

Mr. Mark Webb
August 9, 2010

In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or need further information, you may contact me directly via telephone at (630) 875-7347 or via e-mail at Paul.Clemens@FirstMidwest.com.

Best regards,

/s/ PAUL F. CLEMENS
Paul F. Clemens Executive Vice President and Chief Financial Officer

cc:           Michael L. Scudder, Chief Executive Office
Cynthia A. Lance, Executive Vice President, Corporate Secretary
Troy Butner, Ernst & Young, LLP

SCHEDULE 2

“Restructured loans are loans for which the original contractual terms have been modified, including forgiveness of principal or interest, due to deterioration in the borrower’s financial condition. We do not accrue interest on any restructured loan until we believe collection of all principal and interest under the modified terms is reasonably assured. Generally, six months of consecutive payment performance by the borrower under the restructured terms is required before a restructured loan is returned to accrual status. This policy assumes the loan is restructured at reasonable market terms (e.g., not at below market terms). However, the period could vary depending on the individual facts and circumstances of the loan.

For a restructured loan to begin accruing interest, the borrower must demonstrate both some level of performance under the original contractual terms and the capacity to perform under the modified terms. A history of timely payments (including partial payments) and adherence to financial covenants generally serves as sufficient evidence of the borrower’s performance under the original terms. An evaluation of the borrower’s current creditworthiness, including an estimate of expected cash flows, evidence of strong financial position, and estimates of the value of collateral, if applicable, are used to assess whether the borrower has the capacity to repay the loan under the modified terms. Once the borrower demonstrates the ability to meet the modified terms of the restructured loan and we are reasonably assured it will receive the full principal and interest under the restructured terms, we will return the loan to accrual status. However, in accordance with industry regulation, such restructured loans continue to be separately reported as restructured until after the calendar year in which the restructuring occurred if the loan was restructured at market rates and terms.

In certain loan restructurings, the borrower's historical performance may provide an indicator of the ability to make the payments required under the restructured terms.  On occasion, we may also restructure the loan into two instruments, and charge-off one of the loans.  If the borrower demonstrates an ongoing ability to comply with the restructured terms and this assessment is documented, the restructured loan is classified as an accruing loan. Otherwise, the restructured loan would be placed in nonaccrual status.

Loan modifications are generally performed at the request of the individual borrower and may include reduction in interest rates, changes in payments, and maturity date extensions. Although we do not have formal, standardized loan modification “programs” for our commercial or consumer loan portfolios, we do participate in the U.S. Department of the Treasury Home Affordable Modification Program (“HAMP”) and comply with Regulation Z, the Federal Truth in Lending Act. HAMP gives qualifying homeowners an opportunity to refinance into more affordable monthly payments, with the U.S. Department of Treasury compensating us for a portion of the reduction in monthly amounts due from borrowers participating in this program.

While no formal loan modification programs exist, we evaluate requested modifications by assessing a borrower’s capacity to perform under the revised terms by reviewing borrower financial information and collateral values, if applicable. The success of our loan modifications is measured on an individual loan basis by analyzing several credit quality indicators, including delinquency rates, re-default rates (if any), and balance reduction trends for the modified loans. Among other things, we consider these credit quality indicators when determining the reserve for loan losses.

 At June 30, 2010, we had restructured loans totaling $35.7 million, a decrease of $4.9 million from December 31, 2009. Included in the totals were loans that were restructured at market terms and continued to accrue interest. To the extent these loans continue to perform, they will no longer be classified as non-performing subsequent to December 31, 2010. In January 2010, $27.9 million of these loans were returned to performing status.

Table 12
Restructured Loans by Type
(Dollar amounts in thousands)

	June 30, 2010		March 31, 2010		December 31, 2009
	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount
Commercial loans	33	$18,682	10	$1,685	25	$4,062
Commercial real estate loans:
Office, retail, and industrial loans	1	142	0	0	1	91
Residential construction loans	1	1,423	1	1,423	1	1,423
Multi-family loans	9	4,860	7	3,798	9	11,462
Other commercial real estate	8	3,001	6	1,458	10	13,852
Total commercial real estate loans	19	9,426	14	6,679	21	26,828
Home equity loans	39	2,260	24	1,433	33	1,724
Real estate – 1-4 family loans	37	5,330	29	4,214	51	7,953
Total consumer loans	76	7,590	53	5,647	84	9,677
Total restructured loans	128	$35,698	77	$14,011	130	$40,567
Restructured loans, still accruing interest	81	$9,030	52	$5,168	105	$30,553
Restructured loans included in non-accrual	47	26,668	25	8,843	25	10,014
Total restructured loans	128	$35,698	77	$14,011	130	$40,567
Year-to-date charge-offs on restructured loans		$793		$696		$4,993
Valuation reserve related to restructured loans		$0		$0		$0

SCHEDULE 6

“The loans purchased in the First DuPage and Peotone acquisitions were recorded at their estimated fair values on the respective purchase dates in accordance with applicable authoritative accounting guidance and are accounted for prospectively based on expected cash flows. A reserve for credit losses is not recorded on these loans at the acquisition date. Except for revolving loans, including lines of credit and credit card loans, and leases, management determined that all of the First DuPage and Peotone acquired loans (“purchased impaired loans”) had evidence of credit deterioration since origination and it was probable at the date of acquisition that the Company would not collect all contractually required principal and interest payments. Evidence of credit quality deterioration may include factors such as past due and non-accrual status. Other key considerations and indicators are the past performance of the troubled institutions’ credit underwriting standards, completeness and accuracy of credit files, maintenance of risk ratings, and age of appraisals.

In determining the acquisition date fair value of purchased impaired loans, and in subsequent accounting, the Company generally aggregates purchased consumer loans and certain smaller balance commercial loans into pools of loans with common risk characteristics. Larger balance commercial loans are usually valued on an individual basis. Expected future cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable (“accretable yield”). The difference between contractually required payments and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference and represents probable losses in the portfolio.”

SCHEDULE 11

FIRST MIDWEST BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Amounts in thousands, except per share data)

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets
Cash and due from banks	$136,982	$101,177
Federal funds sold and other short-term investments	236,098	26,202
Trading account securities, at fair value	13,067	14,236
Securities available-for-sale, at fair value	1,090,109	1,266,760
Securities held-to-maturity, at amortized cost	87,843	84,182
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	59,864	56,428
Loans, excluding covered loans	5,208,347	5,203,246
Covered loans	240,915	214,264
Reserve for loan losses	(145,027)	(144,808)
Net loans	5,304,235	5,272,702
Other real estate owned (“OREO”), excluding covered assets	57,023	57,137
Covered other real estate owned	10,657	8,981
Premises, furniture, and equipment	132,335	120,642
Accrued interest receivable	30,103	32,600
Investment in bank owned life insurance	198,399	197,962
Goodwill and other intangible assets	281,255	281,479
Other assets	167,119	190,184
Total assets	$7,805,089	$7,710,672

SCHEDULE 12

“Significant judgment is required to calculate the fair value of the CDOs, all of which are pooled. Generally fair value determinations are based on several factors regarding current general market and economic conditions relative to such securities and the underlying collateral. For these reasons and due to the illiquidity in the secondary market for the Company’s trust-preferred CDOs, the Company estimates the value of these securities using discounted cash flow analyses with the assistance of a structured credit valuation firm. For additional discussion of this valuation, refer to Note 14, “Fair Value.” The following table presents certain characteristics and metrics of the CDOs as of June 30, 2010.

Number	Class	Original Par	Amortized Cost	Fair Value			Number of Banks/ Insurers	Percentage of Banks/ Insurers Currently Performing	Actual Deferrals and Defaults as a Percentage of the Original Collateral	Excess Subordination as a Percent of the Remaining Performing Collateral (1)
					Lowest Credit Rating Assigned to the Security
					Moody’s	Fitch
1	C-1	$17,500	$7,140	$2,152	Ca	C	57	66.7%	31.3%	0.0%
2	C-1	15,000	7,657	1,660	Ca	C	69	75.4%	26.8%	0.0%
3	C-1	15,000	13,622	3,368	Ca	C	75	74.7%	18.1%	8.4%
4	B1	15,000	13,922	4,739	Ca	C	64	67.2%	22.1%	11.8%
5	C	10,000	2,027	145	Ca	C	56	75.0%	30.1%	0.0%
6	C	6,500	6,179	1,600	Ca	C	77	72.7%	21.7%	11.3%
7	A-3L	6,750	0	0	C	C	86	60.5%	38.3%	0.0%
		$85,750	$50,547	$13,664

(1)	Excess subordination represents additional defaults in excess of current defaults that the CDO can absorb before the security experiences any credit impairment.

Credit-related impairment losses taken on the CDOs are presented in the table below.”

	Quarters Ended June 30, 2010		Six Months Ended June 30,
Number	2010	2009	2010	2009	Life-to-Date
1	$0	$949	$0	$3,749	$10,360
2	794	2,163	794	2,301	7,342
3	0	560	0	560	1,017
4	0	0	684	0	1,078
5	254	0	2,091	0	7,860
6	0	0	242	0	243
7	0	461	0	461	6,750
	$1,048	$4,133	$3,811	$7,071	$34,650

SCHEDULE 13

“On October 23, 2009, the Company acquired substantially all the assets of the $260 million former First DuPage Bank (“First DuPage”) in an FDIC-assisted transaction. The FDIC-assisted acquisition of the majority of the assets of Peotone Bank and Trust Company, a community bank headquartered in Peotone, Illinois with approximately $130 million in assets (“Peotone”), was completed on April 23, 2010. Bargain-purchase gains of $13.1 million and $4.3 million were recorded for the First DuPage and Peotone transactions, respectively.

The covered assets acquired from First DuPage and Peotone are presented as follows:

Covered Assets
(Dollar amounts in thousands)
	June 30, 2010	December 31, 2009
Covered loans, excluding FDIC indemnification asset	$164,924	$146,319
FDIC indemnification asset	75,991	67,945
Total covered loans	240,915	214,264
Covered other real estate owned	10,657	8,981
Total covered assets	$251,572	$223,245
Covered loans past due 90 days or more and still accruing interest	$47,912	$30,286

All loans and OREO acquired in the First DuPage and Peotone acquisitions are covered by loss sharing agreements with the FDIC (the “Agreements”), whereby the FDIC reimburses the Company for the majority of the losses incurred. For the First DuPage transaction, the FDIC will reimburse the Company at a rate of 80% for losses up to $65.0 million and at a rate of 95% for losses greater than $65 million. The Agreement for the Peotone transaction includes a loss share with the FDIC for 80% of all losses, regardless of the total amount of losses. In connection with these loss sharing arrangements, the Company recorded an indemnification asset. To maintain eligibility for the loss share reimbursement, the Company is required to follow certain servicing procedures as specified in the Agreements.

The loans purchased in the First DuPage and Peotone acquisitions were recorded at their estimated fair values on the respective purchase dates in accordance with applicable authoritative accounting guidance and are accounted for prospectively based on expected cash flows. A reserve for credit losses is not recorded on these loans at the acquisition date. Except for revolving loans, including lines of credit and credit card loans, and leases, management determined that all of the First DuPage and Peotone acquired loans (“purchased impaired loans”) had evidence of credit deterioration since origination and it was probable at the date of acquisition that the Company would not collect all contractually required principal and interest payments. Evidence of credit quality deterioration may include factors such as past due and non-accrual status. Other key considerations and indicators are the past performance of the troubled institutions’ credit underwriting standards, completeness and accuracy of credit files, maintenance of risk ratings, and age of appraisals.

In determining the acquisition date fair value of purchased impaired loans, and in subsequent accounting, the Company generally aggregates purchased consumer loans and certain smaller balance commercial loans into pools of loans with common risk characteristics. Larger balance commercial loans are usually valued on an individual basis. Expected future cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable (“accretable yield”). The difference between contractually required payments and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference and represents probable losses in the portfolio.

The FDIC indemnification asset is accounted for in accordance with FASB accounting guidance for business combinations, specifically indemnification assets, which requires that indemnification assets are recognized at the same time and on the same basis as the indemnified item.  Since the indemnified item is covered loans, which are measured at fair value, the FDIC indemnification is also measured at fair value by discounting the cash flows expected to be received from the FDIC. These cash flows are estimated by multiplying probable losses by the reimbursement rate set forth in the Agreements. The balance of the FDIC indemnification asset is adjusted periodically to reflect changes in expectations of discounted estimated cash flows.

Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as interest income prospectively. The present value of any decreases in expected cash flows after the purchase date is recognized by recording a charge-off through the reserve for credit losses and a related increase in the FDIC indemnification asset.”

SCHEDULE 14

On October 23, 2010, the date of the acquisition of First DuPage Bank, the amount of assets acquired by First Midwest Bank from the FDIC totaled $261.4 million, or 3.4%, of the consolidated assets of the Company. Since the amount of assets acquired represented an insignificant portion of total assets, we determined that the full disclosures required under these standards were unnecessary.

We did, however, provide certain abbreviated disclosures due to the unique nature of these assets, which are included in Note 3, Acquisition, in the Form 10-K.

In addition, we considered the SEC guidance regarding significant subsidiaries.

First Midwest Bancorp, Inc.
Test for Significant Subsidiary
Actual as of December 31, 2009

In accordance with Regulation SX, Rule 3-05, an acquisition or disposition shall be deemed to involve a significant amount of assets if:

(i) The registrant’s and its other subsidiaries’ equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition or disposition exceeded 10% of the total assets of the registrant and its consolidated subsidiaries; or

Total assets of First Midwest Bancorp, Inc. and subsidiaries	$7,710,672
10.00%
Threshold for net book value of assets of subsidiary	$771,067
Stockholders’ equity of First DuPage Bank	$28,178
Amount paid for the assets of First DuPage Bank	$240,324
This test is not met. Actual percentage of assets =	3.12%

(ii) It involved a business that is significant.

A business combination or disposition of a business shall be considered significant if:

1. The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

Total assets of First Midwest Bancorp, Inc. and subsidiaries	$7,710,672
20.00%
Threshold for investment in subsidiary	$1,542,134
Investments in and advances to First DuPage Bank	$13,502
This test is not met. Actual percentage of assets =	0.18%

2. The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

Total assets of First Midwest Bancorp, Inc. and subsidiaries	$7,710,672
20.00%
Threshold for assets of subsidiary	$1,542,134
Total assets of First DuPage Bank	$210,404
This test is not met. Actual percentage of assets =	2.73%

3. The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Average pre-tax income of First Midwest for full years 2005 - 2008 (1)	$104,546
20.00%
Threshold for assets of subsidiary	$20,909
Pre-tax net income for First DuPage Bank for full year 2005	$431
This test is not met. Actual percentage of pre-tax net income =	0.41%

(1) Since the consolidated income of the registrant and its subsidiaries exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year was at least 10 percent lower than the average of the income for the last five fiscal years, such average income was submitted for purposes of the computation. Since 2009 was a loss year, it was omitted for purposes of computing average income.

Based on the above guidance and calculations, we have determined that additional disclosure consistent with ASC 805-10-50, 805-20-50, and 805-30-50 is not required for the acquisition of First DuPage Bank.

SCHEDULE 18

“LOAN PORTFOLIO AND CREDIT QUALITY

Portfolio Composition

Table 9
Loan Portfolio
(Dollar amounts in thousands)
	June 30, 2010	% of Total	December 31, 2009	% of Total	Annualized % Change
Commercial and industrial	$1,494,119	28.7	$1,438,063	27.6	7.8
Agricultural	199,597	3.8	209,945	4.0	(9.8)
Commercial real estate:
Office	415,846	8.0	394,228	7.6	11.0
Retail	310,819	6.0	331,803	6.4	(12.6)
Industrial	493,526	9.4	486,934	9.3	2.8
Total office, retail, and industrial	1,220,191	23.4	1,212,965	23.3	1.2
Residential construction	241,094	4.6	313,919	6.0	(46.4)
Commercial construction	107,572	2.1	134,680	2.6	(40.2)
Commercial land	94,469	1.8	96,838	1.9	(4.8)
Total construction	443,135	8.5	545,437	10.5	(37.6)
Multi-family	369,281	7.1	333,961	6.4	21.2
Investor-owned rental property	120,436	2.3	119,132	2.3	2.2
Other commercial real estate	711,287	13.7	679,851	13.1	9.2
Total commercial real estate	2,864,330	55.0	2,891,346	55.6	(1.8)
Total corporate loans	4,558,046	87.5	4,539,354	87.2	0.8
Direct installment	42,240	0.8	47,782	0.9	(23.2)
Home equity	458,066	8.8	470,523	9.1	(5.2)
Indirect installment	4,538	0.1	5,604	0.1	(38.0)
Real estate – 1-4 family	145,457	2.8	139,983	2.7	7.8
Total consumer loans	650,301	12.5	663,892	12.8	(4.0)
Total loans, excluding covered loans	5,208,347	100.0	5,203,246	100.0	0.2
Covered loans	240,915		214,264
Total loans	$5,449,262		$5,417,510

Outstanding loans, excluding covered loans, of $5.2 billion as of June 30, 2010 remained relatively unchanged from December 31, 2009. The 37.6% annualized decline in the construction loan portfolios from December 31, 2009 resulted from continued efforts to remediate and reduce exposure to these lending categories and was offset by 7.8% annualized growth in commercial and industrial loans and an 11.0% annualized increase in office commercial real estate lending. The increase in covered loans from December 31, 2009 to June 30, 2010 resulted from the Peotone acquisition.

Non-performing Assets

Generally, loans are placed on non-accrual status if principal or interest payments become 90 days or more past due or management deems the collectibility of the principal or interest to be in question. Loans to customers whose financial condition has deteriorated are considered for non-accrual status whether or not the loan is 90 days or more past due. Once interest accruals are discontinued, accrued but uncollected interest is charged to current year operations. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Classification of a loan as non-accrual does not preclude the ultimate collection of loan principal or interest. We continue to accrue interest on certain loans 90 days or more past due when such loans are well-secured and collection of principal and interest is expected within a reasonable period.

Restructured loans are loans for which the original contractual terms have been modified, including forgiveness of principal or interest, due to deterioration in the borrower’s financial condition. We do not accrue interest on any restructured loan until we believe collection of all principal and interest under the modified terms is reasonably assured. Generally, six months of consecutive payment performance by the borrower under the restructured terms is required before a restructured loan is returned to accrual status. This policy assumes the loan is restructured at reasonable market terms (e.g., not at below market terms). However, the period could vary depending on the individual facts and circumstances of the loan.

For a restructured loan to begin accruing interest, the borrower must demonstrate both some level of performance under the original contractual terms and the capacity to perform under the modified terms. A history of timely payments (including partial payments) and adherence to financial covenants generally serves as sufficient evidence of the borrower’s performance under the original terms. An evaluation of the borrower’s current creditworthiness, including an estimate of expected cash flows, evidence of strong financial position, and estimates of the value of collateral, if applicable, are used to assess whether the borrower has the capacity to repay the loan under the modified terms. Once the borrower demonstrates the ability to meet the modified terms of the restructured loan and we are reasonably assured it will receive the full principal and interest under the restructured terms, we will return the loan to accrual status. However, in accordance with industry regulation, such restructured loans continue to be separately reported as restructured until after the calendar year in which the restructuring occurred if the loan was restructured at market rates and terms.

In certain loan restructurings, the borrower's historical performance may provide an indicator of the ability to make the payments required under the restructured terms.  On occasion, we may also restructure the loan into two instruments, and charge-off one of the loans.  If the borrower demonstrates an ongoing ability to comply with the restructured terms and this assessment is documented, the restructured loan is classified as an accruing loan. Otherwise, the restructured loan would be placed in nonaccrual status.

Loan modifications are generally performed at the request of the individual borrower and may include reduction in interest rates, changes in payments, and maturity date extensions. Although we do not have formal, standardized loan modification “programs” for our commercial or consumer loan portfolios, we do participate in the U.S. Department of the Treasury Home Affordable Modification Program (“HAMP”) and comply with Regulation Z, the Federal Truth in Lending Act. HAMP gives qualifying homeowners an opportunity to refinance into more affordable monthly payments, with the U.S. Department of Treasury compensating us for a portion of the reduction in monthly amounts due from borrowers participating in this program.

While no formal loan modification programs exist, we evaluate requested modifications by assessing a borrower’s capacity to perform under the revised terms by reviewing borrower financial information and collateral values, if applicable. The success of our loan modifications is measured on an individual loan basis by analyzing several credit quality indicators, including delinquency rates, re-default rates (if any), and balance reduction trends for the modified loans. Among other things, we consider these credit quality indicators when determining the reserve for loan losses.

OREO represents property acquired as the result of borrower defaults on loans. OREO is recorded at the lower of the recorded investment in the loans for which the property served as collateral or estimated fair value, less estimated selling costs. Write-downs occurring at foreclosure are charged against the reserve for loan losses. On an ongoing basis, the carrying values of OREO may be adjusted to reflect reductions in value resulting from new appraisals, new list prices, and/or changes in market conditions. Write-downs are recorded for these subsequent declines in value and are included in other noninterest expense along with other expenses related to maintenance of the properties.

Table 10
Loan Portfolio by Performing/Non-Performing Status
(Dollar amounts in thousands)
			Past Due
	Total Loans	Current	30-89 Days Past Due	90 Days Past Due	Non-accrual	Restructured
As of June 30, 2010
Commercial and industrial	$1,494,119	$1,443,879	$6,914	$2,209	$39,942	$1,175
Agricultural	199,597	198,182	276	0	1,139	0
Commercial real estate:
Office	415,846	405,492	641	1,550	8,021	142
Retail	310,819	303,628	308	0	6,883	0
Industrial	493,526	489,355	1,905	0	2,266	0
Total office, retail, and industrial	1,220,191	1,198,475	2,854	1,550	17,170	142
Residential construction	241,094	169,746	200	0	71,148	0
Commercial construction	107,572	107,572	0	0	0	0
Commercial land	94,469	74,012	0	0	20,457	0
Multi-family	369,281	359,377	869	0	7,904	1,131
Investor-owned rental property	120,436	113,186	1,010	116	6,083	41
Other commercial real estate	711,287	681,588	12,308	1,387	15,867	137
Total commercial real estate	2,864,330	2,703,956	17,241	3,053	138,629	1,451
Total corporate loans	4,558,046	4,346,017	24,431	5,262	179,710	2,626
Direct installment	42,240	41,607	523	77	33	0
Home equity	458,066	442,611	4,530	790	8,223	1,912
Indirect installment	4,538	4,368	150	3	17	0
Real estate - 1-4 family	145,457	132,733	2,378	148	5,706	4,492
Total consumer loans	650,301	621,319	7,581	1,018	13,979	6,404
Total loans, excluding covered loans	5,208,347	4,967,336	32,012	6,280	193,689	9,030
Covered loans	240,915	179,278	13,725	47,912	0	0
Total loans	$5,449,262	$5,146,614	$45,737	$54,192	$193,689	$9,030

			Past Due
	Total Loans	Current	30-89 Days Past Due	90 Days Past Due	Non-accrual	Restructured
As of December 31, 2009
Commercial and industrial	$1,438,063	$1,392,555	$11,915	$1,964	$28,193	$3,436
Agricultural	209,945	207,272	0	0	2,673	0
Commercial real estate:
Office	394,228	385,851	2,327	0	6,050	0
Retail	331,803	318,368	96	330	12,918	91
Industrial	486,934	482,903	1,603	0	2,428	0
Total office, retail, and industrial	1,212,965	1,187,122	4,026	330	21,396	91
Residential construction	313,919	200,061	974	86	112,798	0
Commercial construction	134,680	134,680	0	0	0	0
Commercial land	96,838	75,974	0	0	20,864	0
Multi-family	333,961	313,306	2,152	55	12,486	5,962
Investor-owned rental property	119,132	110,234	3,967	225	4,351	355
Other commercial real estate	679,851	634,561	5,132	130	28,006	12,022
Total commercial real estate	2,891,346	2,655,938	16,251	826	199,901	18,430
Total corporate loans	4,539,354	4,255,765	28,166	2,790	230,767	21,886
Direct installment	47,782	46,291	1,271	165	55	0
Home equity	470,523	455,214	5,192	1,032	7,549	1,536
Indirect installment	5,604	5,100	458	21	25	0
Real estate - 1-4 family	139,983	124,117	2,825	71	5,819	7,151
Total consumer loans	663,892	630,722	9,746	1,289	13,448	8,687
Total loans, excluding covered loans	5,203,246	4,886,487	37,912	4,079	244,215	30,553
Covered loans	214,264	160,990	22,988	30,286	0	0
Total loans	$5,417,510	$5,047,477	$60,900	$34,365	$244,215	$30,553

The following table provides a comparison of our non-performing assets and past due loans to prior periods.

Table 11
Non-performing Assets and Past Due Loans
(Dollar amounts in thousands)
	2010		2009
	June 30	March 31	December 31	September 30	June 30
Non-performing assets, excluding covered assets
Non-accrual loans	$193,689	$216,073	$244,215	$256,805	$237,253
90 days or more past due loans	6,280	7,995	4,079	5,960	26,071
Total non-performing loans	199,969	224,068	248,294	262,765	263,324
Restructured loans (still accruing interest)	9,030	5,168	30,553	26,718	18,877
Other real estate owned	57,023	62,565	57,137	57,945	50,640
Total non-performing assets	$266,022	$291,801	$335,984	$347,428	$332,841
30-89 days past due loans	$32,012	$28,018	$37,912	$44,346	$38,128
Non-accrual loans to total loans	3.72%	4.16%	4.69%	4.84%	4.44%
Non-performing loans to total loans	3.84%	4.31%	4.77%	4.95%	4.93%
Non-performing assets to loans plus OREO	5.05%	5.55%	6.39%	6.48%	6.17%
Covered assets (1)
Non-accrual loans	$0	$0	$0	$0	$0
90 days or more past due loans	47,912	52,464	30,286	0	0
Total non-performing loans	47,912	52,464	30,286	0	0
Restructured loans (still accruing interest)	0	0	0	0	0
Other real estate owned (“OREO”)	10,657	8,649	8,981	0	0
Total non-performing assets	$58,569	$61,113	$39,267	$0	$0
30-89 days past due loans	$13,725	$10,175	$22,988	$0	$0
Non-performing assets, including covered assets
Non-accrual loans	$193,689	$216,073	$244,215	$256,805	$237,253
90 days or more past due loans	54,192	60,459	34,365	5,960	26,071
Total non-performing loans	247,881	276,532	278,580	262,765	263,324
Restructured loans (still accruing interest)	9,030	5,168	30,553	26,718	18,877
Other real estate owned (“OREO”)	67,680	71,214	66,118	57,945	50,640
Total non-performing assets	$324,591	$352,914	$375,251	$347,428	$332,841
30-89 days past due loans	$45,737	$38,193	$60,900	$44,346	$38,128
Non-accrual loans to total loans	3.55%	4.01%	4.51%	4.84%	4.44%
Non-performing loans to total loans	4.55%	5.13%	5.14%	4.95%	4.93%
Non-performing assets to loans plus OREO	5.88%	6.46%	6.84%	6.48%	6.17%

(1)	For a discussion of covered assets, refer to Note 6 of “Notes to Consolidated Financial Statements” in Item 1 of this Form 10-Q.

Total non-performing assets were $324.6 million as of June 30, 2010 compared to $375.3 million as of December 31, 2010. Non-performing assets as of June 30, 2010 included covered assets of $58.6 million compared to $39.3 million as of December 31, 2009. The non-performing covered assets were recorded at their estimated fair values at the time of acquisition. These assets are covered by loss sharing agreements with the FDIC that substantially mitigate the risk of loss.

Excluding covered assets, non-performing assets as of June 30, 2010 were $266.0 million, down $70.0 million, or 20.8%, compared to December 31, 2009, and down $66.8 million, or 20.1%, from June 30, 2009. The improvement was driven by disposals of other real estate owned, charge-offs, and the return of restructured loans to performing status.

Non-performing loans, excluding covered loans, represented 3.84% of total loans at June 30, 2010, compared to 4.77% at December 31, 2009 and 4.93% at June 30, 2009. Loans 30-89 days delinquent have trended downward over the past year and totaled $32.0 million at June 30, 2010, down $6.1 million from June 30, 2009.

During first quarter 2010, loans totaling $27.9 million that were classified as troubled debt restructurings at December 31, 2009 were returned to performing status as a result of satisfactory payment performance after the modification of the loans.

At June 30, 2010, we had restructured loans totaling $35.7 million, a decrease of $4.9 million from December 31, 2009. Included in the totals were loans that were restructured at market terms and continued to accrue interest. To the extent these loans continue to perform, they will no longer be classified as non-performing subsequent to December 31, 2010. In January 2010, $27.9 million of these loans were returned to performing status.

Table 12
Restructured Loans by Type
(Dollar amounts in thousands)

	June 30, 2010		March 31, 2010		December 31, 2009
	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount
Commercial loans	33	$18,682	10	$1,685	25	$4,062
Commercial real estate loans:
Office, retail, and industrial loans	1	142	0	0	1	91
Residential construction loans	1	1,423	1	1,423	1	1,423
Multi-family loans	9	4,860	7	3,798	9	11,462
Other commercial real estate	8	3,001	6	1,458	10	13,852
Total commercial real estate loans	19	9,426	14	6,679	21	26,828
Home equity loans	39	2,260	24	1,433	33	1,724
Real estate – 1-4 family loans	37	5,330	29	4,214	51	7,953
Total consumer loans	76	7,590	53	5,647	84	9,677
Total restructured loans	128	$35,698	77	$14,011	130	$40,567
Restructured loans, still accruing interest	81	$9,030	52	$5,168	105	$30,553
Restructured loans included in non-accrual	47	26,668	25	8,843	25	10,014
Total restructured loans	128	$35,698	77	$14,011	130	$40,567
Year-to-date charge-offs on restructured loans		$793		$696		$4,993
Valuation reserve related to restructured loans		$0		$0		$0

Other real estate owned, excluding covered assets, was $57.0 million at June 30, 2010, compared to $57.1 million at December 31, 2009 and $50.6 million at June 30, 2009.

Table 13
OREO Properties by Type
(Dollar amounts in thousands)
	June 30, 2010		December 31, 2009		June 30, 2009
	Number of Properties	Amount	Number of Properties	Amount	Number of Properties	Amount
Single family homes	17	$3,191	50	$9,245	46	$9,724
Land parcels:
Raw land	5	11,511	4	9,658	1	1,758
Farmland	2	9,087	3	11,787	4	16,677
Commercial lots	15	4,885	1	620	0	0
Single-family lots	53	19,609	27	16,092	10	7,479
Total land parcels	75	45,092	35	38,157	15	25,914
Multi-family units	2	444	12	2,450	13	2,210
Commercial properties	11	8,296	15	7,285	9	12,792
Total OREO properties	105	$57,023	112	$57,137	83	$50,640
Covered OREO	18	$10,657	9	$8,981	0	$0

The following table summarizes reductions to OREO properties during the quarter and six months ended June 30, 2010.

Table 14
OREO Sales
(Dollar amounts in thousands)
	Quarter Ended June 30, 2010			Six Months Ended June 30, 2010
	OREO	Covered OREO	Total	OREO	Covered OREO	Total
Proceeds from sales	$13,238	$357	$13,595	$30,152	$648	$30,800
Less: Basis of properties sold	18,872	375	19,247	41,287	706	41,993
Losses on sales of OREO, net	$(5,634)	$(18)	$(5,652)	$(11,135)	$(58)	$(11,193)
OREO transferred to Premises, furniture, and equipment (at fair value)	$2,875	$0	$2,875	$9,455	$0	$9,455
OREO write-downs	$3,272	$0	$3,272	$5,610	$0	$5,610

As we look to dispose of non-performing assets, our efforts could be impacted by a number of factors, including but not limited to, the pace and timing of the overall recovery of the economy, illiquidity in the real estate market, higher levels of real estate coming into the market, and planned liquidation strategies. Accordingly, the future carrying value of these assets may be influenced by the same factors.”

SCHEDULE 19

Reserve for Credit Losses

“The reserve for loan losses represents management’s best estimate of probable losses inherent within the existing loan portfolio and is established through a provision for loan losses charged to expense. The reserve for loan losses takes into consideration such factors as changes in the nature, volume, size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual and anticipated loss experience, current economic conditions that affect the borrower’s ability to pay and other pertinent factors. Determination of the reserve is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. The reserve consists of (i) specific reserves established for expected losses on individual loans for which the recorded investment in the loan exceeds the value of the loan and (ii) reserves based on historical loan loss experience for each loan category.

Table 16
Reserve for Credit Losses
And Summary of Loan Loss Experience
(Dollar amounts in thousands)
	Quarters Ended
	2010		2009
	June	March 31	December 31	September 30	June 30
Change in reserve for loan losses:
Balance at beginning of quarter	$144,824	$144,808	$134,269	$127,528	$116,001
Loans charged-off:
Commercial and industrial	(5,896)	(5,336)	(23,938)	(13,023)	(7,157)
Agricultural	(546)	(141)	(180)	0	0
Office, retail, and industrial	(2,377)	(1,852)	(3,264)	(3,496)	(220)
Residential construction	(10,048)	(4,557)	(38,559)	(5,315)	(8,442)
Commercial construction	0	0	0	0	0
Commercial land	(115)	(270)	(2,848)	(38)	(734)
Multi-family	(732)	(627)	(2,325)	(29)	(1,088)
Investor-owned rental property	(1,034)	(318)	(1,228)	(624)	(12)
Other commercial real estate	(526)	(4,220)	(7,965)	(6,006)	(2,358)
Consumer	(2,546)	(2,508)	(3,262)	(3,369)	(4,602)
Real estate – 1-4 family	(261)	(168)	(168)	(218)	(327)
Total loans charged-off	(24,081)	(19,997)	(83,737)	(32,118)	(24,940)
Recoveries on loans previously charged-off:
Commercial and industrial	3,217	873	618	438	151
Agricultural	0	0	0	0	0
Office, retail, and industrial	24	208	(1)	0	3
Residential construction	54	105	244	134	15
Commercial construction	0	0	0	0	0
Commercial land	0	0	134	266	0
Multi-family	247	115	0	0	2
Investor-owned rental property	52	64	(1)	2	0
Other commercial real estate	1	25	57	0	(93)
Consumer	264	225	225	17	126
Real estate – 1-4 family	0	48	0	2	1
Total recoveries on loans previously charged-off	3,859	1,663	1,276	859	205
Net loans charged-off, excluding covered assets	(20,222)	(18,334)	(82,461)	(31,259)	(24,735)
Net charge-offs on covered assets	(651)	0	0	0	0
Net loans charged off	(20,873)	(18,334)	(82,461)	(31,259)	(24,735)
Provision charged to operating expense:
Provision, excluding provision for covered loans	20,875	18,350	93,000	38,000	36,262
Provision for covered loans	13,023	0	0	0	0
Less: expected reimbursement from the FDIC	(12,372)	0	0	0	0
Net provision for covered loans	651	0	0	0	0
Total provision charged to operating expense	21,526	18,350	93,000	38,000	36,262
Balance at end of quarter	$145,477	$144,824	$144,808	$134,269	$127,528

	Quarters Ended
	2010		2009
	June	March 31	December 31	September 30	June 30
Average loans, excluding covered loans	$5,204,566	$5,197,499	$5,304,690	$5,346,769	$5,366,393
Net loans charged-off to average loans, excluding covered loans, annualized	1.56%	1.43%	6.17%	2.32%	1.85%
Reserve for loan losses at end of period as a percent of:
Total loans, excluding covered loans	2.79%	2.79%	2.78%	2.53%	2.39%
Non-performing loans, excluding covered loans	73%	65%	58%	51%	48%
Average loans, including covered loans	$5,438,473	$5,406,162	$5,467,093	$5,346,769	$5,366,393
Net loans charged-off to average loans, annualized	1.54%	1.38%	5.98%	2.32%	1.85%
Reserve for loan losses at end of period as a percent of:
Total loans	2.71%	2.71%	2.71%	2.53%	2.39%
Non-performing loans	59%	52%	52%	51%	48%

The reserve for loan losses represented 2.79% of total loans outstanding, excluding covered loans, at June 30, 2010, compared to 2.78% at December 31, 2009 and 2.39% at June 30, 2009. The reserve for loan losses as a percentage of non-performing loans, excluding covered loans, increased to 73% at June 30, 2010, compared to 58% at December 31, 2009 and 48% at June 30, 2009.

Charge-offs, excluding covered loans, for second quarter 2010 were $20.2 million compared to $18.3 million for first quarter 2010 and $24.7 million for second quarter 2009.

The accounting policies underlying the establishment and maintenance of the reserve for credit losses are discussed in Notes 1 and 7 to the Consolidated Financial Statements of our 2009 10-K.

Enclosure 1
[Missing Graphic Reference]

December 18, 2009
Mr. Wesley Bricker, Professional Accounting Fellow
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Dear Mr. Bricker:

Members of the AICPA Depository Institutions Expert Panel (DIEP) and representatives of the Accounting Standards Executive Committee (AcSEC) and AICPA staff recently discussed an emerging practice issue with the staff of the Office of the Chief Accountant and the Office of the Chief Accountant - Division of Corporation Finance at the United States Securities and Exchange Commission (SEC). The issue relates to accounting in subsequent periods for discount accretion associated with loan receivables acquired in a business combination or asset purchase. This letter summarizes the issue and our understanding of the SEC Staff’s position communicated to us on December 5, 2009.

Issue Presented

At issue is recognition of discount accretion for acquired loan receivables with a fair value (if acquired through a business combination) or relative fair value (if acquired through an asset purchase) that is lower than the contractual amounts due (principal amount) that are not required to be accounted for in accordance with the guidance in FASB Accounting Standards Codification (ASC) 310-30 (originally issued as AICPA Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer). The issue arises for loan receivables that:
• are acquired in a business combination or asset purchase;
• result in recognition of a discount attributable, at least in part, to credit quality; and
• are not subsequently accounted for at fair value.

The discount relating to such acquired loan receivables must be accounted for subsequently through accretion. The DIEP has discussed with accounting firms and preparers represented on the DIEP the following accounting policies for such discount accretion.

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Accounting Policy Based on Contractual Cash Flows

Some support an accounting policy of recognizing discount accretion based on the acquired loan’s contractual cash flows, as described in the guidance for accounting for loan origination fees and costs that is included in FASB ASC 310-20 (originally issued as FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases).

Accounting Policy Based on Expected Cash Flows

Others support an accounting policy of recognizing interest income based on the acquired loan’s expected cash flows, as described in the guidance for accounting for loans acquired in a transfer that have deteriorated in credit quality since origination that is included in FASB ASC 310-30. Applying the guidance in FASB ASC 310-30 for interest income would result in recognition of the difference between the initial recorded investment and the loan’s expected principal and interest cash flows using the interest method.

SEC Staff Position

In absence of further standard setting, for the acquired loan receivables described above we understand that the SEC Staff would not object to an accounting policy based on contractual cash flows or an accounting policy based on expected cash flows. An entity should disclose its accounting policy election and apply that accounting policy consistently. We further understand that the SEC Staff believes that an entity that has an accounting policy based on expected cash flows should follow all of the accounting and disclosure guidance in FASB ASC 310-30, including, for example, following the guidance on maintaining the integrity of a pool of multiple loans accounted for as a single asset.

******************

On behalf of the DIEP, I want to thank the Staff for their consideration of this issue.

Sincerely,

BY: /s/ Jean M. Joy
Jean M. Joy, Chair
AICPA Depository Institutions Expert Panel
cc: Jay D. Hanson, AcSEC Chairman

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